Exhibit 7.1

LETTERHEAD OF O’MELVENY & MYERS LLP

June 9, 2008

VIA FACSIMILE AND FIRST CLASS MAIL

Collins J. Seitz, Jr., Esq.

Connolly Bove Lodge & Hutz LLP

The Nemours Building

1007 North Orange Street

Wilmington, Delaware 19899

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10001

Re:	March 28, 2008 Agreement and Plan of Merger (“Agreement”) by and among Merisel, Inc. (“Company”), TU Holdings, Inc. (“Parent”) and TU Merger, Inc. (“Merger Sub”)

Gentlemen:

We are writing in connection with the above-captioned Agreement. (Capitalized terms used but not defined in this letter have the meanings given to them in the Agreement.) As you know, as part of the negotiations of the Agreement and related documentation, the parties agreed that Parent has the right to terminate the Agreement, without the need in certain circumstances to wait for the expiration of any time period, in the event that any representation or warranty was inaccurate when made and/or is not capable of being made as of the Effective Time. The specific language, set forth in Section 6.1 is:

“This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained…(f) by Parent: (i) in the event … (B) that any representation or warranty of the Company set forth in the Agreement shall have been inaccurate when made or shall not be capable of being made as of the Effective Time which would reasonably be expected to result in the condition set forth in Section 5.3(a)(ii) not being satisfied…”

As previously communicated, based on information currently available, it seems clear that (1) Merisel has experienced a Company Material Adverse Effect to its business, which is continuing, such that Merisel will not be able to satisfy the Agreement’s closing conditions and (2) certain of the representations and warranties made by Merisel in the Agreement were untrue when made, including without limitation the representation in Section 2.6(b) that, from December 31, 2007 through the date of the Agreement, there had not been any event, development or state of circumstances that had, individually or in the aggregate, a Company Material Adverse Effect. We also note that, contrary to the June 5 letter, Merisel has materially breached its obligation under the Agreement to provide access to its books and records as it has not provided information relating to its financial performance from and after April 1, 2008, as previously requested.

Because a breach of the representations and warranties set forth in Section 2.6(b) is, by its nature, not curable, the cure period set forth in Section 6.1(f)(i) is inapplicable. Similarly, because Merisel has not used its commercially reasonable efforts to provide the financial information requested pursuant to the Agreement, no cure period is applicable to that breach. Accordingly, pursuant to authority provided to us by Parent, Parent hereby terminates the Agreement pursuant to Section 6.1(f)(i) thereof, and Parent, Merger Sub and ACAS have no obligations under the Agreement. Parent, Merger Sub and ACAS reserve all legal and equitable rights and remedies under and in connection with the Agreement.

Very truly yours,

Andrew J. Varner
of O’MELVENY & MYERS LLP

Enclosure

cc:

Merisel, Inc.

127 West 30th Street, 5th floor

New York, New York 10001

Fax: (917) 351-5889

Attn: Mr. Donald R. Uzzi

Stewart D. Aaron

Arnold & Porter LLP

399 Park Avenue

New York, New York 10022

Fax: (212) 715-1399